UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

comScore, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

with a copy to:
Cerberus Capital Management, L.P.	Robert G. Minion, Esq.
Attn: Andrew Kandel, Chief Compliance Officer	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1.	Names of Reporting Persons: Pine Investor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	30,753,644 (1)
	8.	Shared Voting Power:	0
	9.	Sole Dispositive Power:	30,753,644 (1)
	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	30,753,644 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒ (1)
13.	Percent of Class Represented by Amount in Row (11):	25.5% (1)
14.	Type of Reporting Person (See Instructions):	OO

(1) Represents (i) 28,483,487 shares of common stock, par value $0.001 per share (“Common Stock”), of comScore, Inc., a Delaware corporation (the “Issuer”), issuable upon conversion of 27,509,203 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”); (ii) 2,193,088 shares of outstanding Common Stock; and (iii) 77,069 shares of Common Stock underlying vested, deferred stock units resulting from restricted stock unit awards previously granted by the Issuer to Nana Banerjee and assigned by Dr. Banerjee to Cerberus Capital Management, L.P., a Delaware limited partnership (“Cerberus”). See the discussion in Items 4 through 6 of this Schedule 13D.

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CUSIP No. 20564W105

1.	Names of Reporting Persons:

Cerberus Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	30,753,644 (1)
	8.	Shared Voting Power:	0
	9.	Sole Dispositive Power:	30,753,644 (1)
	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	30,753,644 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒ (1)

13.	Percent of Class Represented by Amount in Row (11):	25.5% (1)
14.	Type of Reporting Person (See Instructions):	IA

(1) Represents (i) 28,483,487 shares of Common Stock issuable upon conversion of 27,509,203 shares of Series B Preferred Stock; (ii) 2,193,088 shares of outstanding Common Stock; and (iii) 77,069 shares of Common Stock underlying vested, deferred stock units resulting from restricted stock unit awards previously granted by the Issuer to Nana Banerjee and assigned by Dr. Banerjee to Cerberus. See the discussion in Items 4 through 6 of this Schedule 13D.

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AMENDMENT NO. 2 TO SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 30,753,644 shares of Common Stock, consisting of (i) 28,483,487 shares of Common Stock issuable upon conversion of 27,509,203 shares of Series B Preferred Stock beneficially owned by the Reporting Persons, based upon the conversion rate of the Series B Preferred Stock including accrued dividends as of the date hereof; (ii) 2,193,088 outstanding shares of Common Stock beneficially owned by the Reporting Persons; and (iii) 77,069 shares of Common Stock underlying vested, deferred stock units resulting from restricted stock unit awards previously granted by the Issuer to Nana Banerjee in 2021 in respect of director fees and assigned by Dr. Banerjee to Cerberus. The Series B Preferred Stock is convertible into shares of Common Stock at any time at the holder’s option, based on a conversion rate subject to certain adjustments, including for anti-dilution and accrued dividends (which accrue at 7.5% per annum), determined in the manner set forth in the Certificate of Designations.

The aggregate of 30,753,644 shares of Common Stock referred to above as beneficially owned by the Reporting Persons represents approximately 25.5% of the outstanding shares of Common Stock, based upon 92,009,609 shares of Common Stock outstanding as of November 4, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As a result of the Stockholders Agreement, the Reporting Persons may be deemed to be members of a group with the parties to the Stockholders Agreement under Section 13(d) of the Exchange Act. Please refer to the separate Schedule 13Ds (and any amendments thereto) that have been or may be filed by Charter and Qurate with respect to their beneficial ownership of Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Cerberus, either directly or through one or more intermediate entities, and Pine have the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the shares of Common Stock beneficially owned by them, subject to the restrictions described in Item 6.

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The following table sets forth the transactions by the Reporting Persons in shares of Common Stock effected during the past sixty (60) days, all of which were effected by Cerberus on behalf of one or more affiliated entities and consisted of purchases of shares of Common Stock effected on the open market:

Date of Transaction	Number of Shares Purchased	Purchase Price Per Share
11/11/2022	35,000	$1.4837(1)(8)
11/18/2022	50,000	$1.4999(2)(8)
11/21/2022	25,000	$1.4798(3)(8)
11/22/2022	629	$1.4492(4)(8)
11/23/2022	1,774	$1.45
11/25/2022	17,597	$1.45
11/28/2022	50,000	$1.4201(5)(8)
11/30/2022	25,000	$1.3562(6)(8)
12/6/2022	1,500,000	$1.10
12/6/2022	50,000	$1.2619(7)(8)

(1) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.47 to $1.49, inclusive.

(2) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.48 to $1.50, inclusive.

(3) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.47 to $1.48, inclusive.

(4) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.445 to $1.45, inclusive.

(5) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.395 to $1.45, inclusive.

(6) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.35 to $1.36, inclusive.

(7) Represents a weighted average purchase price. These shares were purchased in multiple transactions at prices ranging from $1.26 to $1.27, inclusive.

(8) The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1) through (7) above.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 16, 2022	PINE INVESTOR, LLC

	By:	/s/ Alexander D. Benjamin
	Name:	Alexander D. Benjamin
	Title:	Managing Director

CERBERUS CAPITAL MANAGEMENT, L.P.

	By:	/s/ Alexander D. Benjamin
	Name:	Alexander D. Benjamin
	Title:	Senior Managing Director and
General Counsel

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